Exhibit 99.1

GEROVA Financial Group Announces Results of Extraordinary General Meeting

George Town, Cayman Islands, May 12, 2010 – GEROVA Financial Group, Ltd. (“GEROVA”) (NYSE Amex: GFC), a specialty reinsurance company, announced that shareholders at today’s extraordinary general meeting (EGM) approved all of the resolutions considered.

As a result of the shareholder decisions, all 742,250 existing issued and outstanding Series A preferred shares have been converted into 123,708,333 ordinary shares effective as of May 12, 2010, and are being delivered to the record owners of the Series A preferred shares.

There now are currently issued and outstanding a total of 133,383,310 ordinary shares.

At the EGM, shareholders also approved GEROVA’s 2010 Stock Incentive Plan, as well as proposals increasing the Company’s authorized capital and amending the Company’s Articles of Association.

“The measures approved by shareholders are intended to simplify GEROVA’s capital structure,” explained Stuart SR Solomons, Managing Director of GEROVA. “This will result in a single class of securities and increased market capitalization that we believe will, among other things, enable investors and potential acquisition targets to better evaluate the company, qualify GEROVA’s shares for inclusion in certain indexes, attract consideration from a broader range of institutional investors and support the Company’s future growth.”

GEROVA will hold a conference call and webcast with investors on Thursday, May 13, 2010 at 10:00am EDT to discuss the outcome of the Company’s (EGM).

To join the conference call, please use the dial-in details below:
US Toll Free Number	1.866.730.5768
UK Toll Free Number	0808.2347.616
International Dial-In	1.857.350.1592
Passcode:	66770284

The webcast can be accessed at: www.gerova.com.

A replay of the call will be available on the same day at 1:00 p.m. Eastern Daylight Time until May 20, 2010.  To listen to the replay, please use the dial in details below:
US Toll Free Number	1.888.286.8010
UK Toll Free Number	+44.2073.658.427
International Dial-In	1.617.801.6888
Passcode:	44866079

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd. is a specialty reinsurance company, based in Manchester, England, that was recently established to take advantage of investment opportunities arising from recent financial market dislocations. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. In January 2010, GEROVA issued approximately $742 million in preferred equity in consideration for the acquisition of various assets. GEROVA believes it has opportunities to deploy shareholder capital to acquire high quality assets at less than market value and opportunities to gather additional assets by providing reinsurance capacity to primary insurers that are under writing capacity pressure.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company’s business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company’s assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s businesses; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC and those factors that will be listed in our Proxy Statement under “Risk Factors”. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

Investor Contact: Peter Poulos Senior Vice President Hill & Knowlton New York p: +1 (212) 885 0588 peter.poulos@hillandknowlton.com	Media Contact: Elizabeth Cheek Account Supervisor Hill & Knowlton New York p: +1 (212) 885 0682 elizabeth.cheek@hillandknowlton.com